SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

Form 10-K Form 20-F Form 11-K X Form 10-Q Form N-SAR

Commission file number 000-28727

Inncardio, Inc
 Full Name of Registrant

712 Fifth Avenue, 19th Fl,
 Address of Principle Executive Offices (street and number)

New York, NY, 10019
 City, State and Zip Code

PART II - RULES 12B-25 (B) AND (C)
If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

|X|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

|X|	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|	(c)	The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the Registrant on Form 10-QSB for the period ending March 31, 2006 could not be filed because management requires additional time to compile and verify the data required to be included in the report. It is anticipated that the report will be filed within five calendar days of the date the original report was due.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Bernard Ross	(646)	723 8940
Name	Area Code	Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Inncardio, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2006	By:	/s/ Bernard Ross
Bernard Ross, President